                       Securities and Exchange Commission
                             Washington, D.C. 20547

                                 SCHEDULE 14D-9
                               (AMENDMENT NO. __)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                          National Property Investors 6
    ------------------------------------------------------------------------
                            (Name of Subject Company)

                          National Property Investors 6
    ------------------------------------------------------------------------
                       (Names of Persons Filing Statement)

                            Limited Partnership Units

    ------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      None

    ------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Patrick J. Foye
                   Apartment Investment and Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8101

           (Name, address, and telephone numbers of person authorized to receive notices and communica tions on behalf
                        of the persons filing statement)

                                   Copies to:
                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                       300 South Grand Avenue, 34th Floor
                          Los Angeles, California 90071
                                 (213) 687-5000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         The information in this (the "Offer")"Offer to Purchase of AIMCO Properties, L.P., dated August 7, 2000, Exhibit (a) hereto, is incorporated herein by reference in answer to all of the Items of this Schedule 14D-9 except as otherwise set forth below:

Item 2. Identity and Background of Filing Person.

         This Schedule 14d-9 is being filed by National Property Investors 6, a California limited partnership (the "Partnership"). The Partnership's business address is Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222, and its telephone number is (303) 757-8101. Units of limited partnership of the Partnership are the subject of the tender offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

         Not Applicable

Item 7. Purposes of the Transaction and Plans or Proposals.

         Not Applicable

Item 9. Exhibits.

         (a) Offer to Purchase of AIMCO Properties, L.P. (Exhibit (a)(1) to Schedule TO of AIMCO Properties, L.P. dated August 7, 2000, is incorporated herein by reference.)

         (e) The information in the Offer to Purchase (Exhibit (a) hereto) under the headings "The Offer-Section 11. Conflicts of Interest and Transactions with Affiliates," "The Offer-Section
                  13. Certain Information Concerning Your Partnership-Property Management," "The Offer-Section 13. Certain Information Concerning Your Partnership-Distributions," and "The Offer-Section 13. Certain Information Concerning Your Partnership-Compensation Paid to the General Partner and its Affiliates" is hereby incorporated herein by reference.

         (g)      Not applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2000


                              NATIONAL PROPERTY INVESTORS 6,
                              a California limited partnership

                              By: NPI Equity Investments, Inc., a Florida corporation
                                       Its General Partner

                              By:      /s/ Patrick J. Foye
                                       ----------------------------------------
                                       Patrick J. Foye
                                       Executive Vice President

                                  EXHIBIT INDEX



EXHIBIT
 NUMBER                            DESCRIPTION
---------                          -----------

     (a)      Offer to Purchase of AIMCO Properties, L.P. (Exhibit (a)(1) to
              Schedule TO of AIMCO Properties, L.P. dated August 7, 2000, is incorporated herein by reference.)

     (e) The information in the Offer to Purchase (Exhibit (a) hereto) under the headings "The Offer-Section 11. Conflicts of Interest and Transactions with Affiliates," "The Offer-Section
              13. Certain Information Concerning Your Partnership-Property
              Management," "The Offer-Section 13. Certain Information
              Concerning Your Partnership-Distributions," and "The
              Offer-Section 13. Certain Information Concerning Your
              Partnership- Compensation Paid to the General Partner and its
              Affiliates" is hereby incorporated herein by reference.

     (g)      Not applicable